UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

OmniLit Acquisition Corp.

(Name of Issuer)

Class A common stock, $0.0001 par value per share
(Title of Class of Securities)

68218C 108
(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP 68218C 108	13G

1	NAME OF REPORTING PERSON OmniLit Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,791,667(1)(2)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 4,791,667(1)(2)
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,791,667 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 25% (3)
12	TYPE OF REPORTING PERSON OO

CUSIP 68218C 108	13G

1	NAME OF REPORTING PERSON Al Kapoor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 4,791,667(1)(2)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 4,791,667(1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,791,667 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 25%(3)
12	TYPE OF REPORTING PERSON IN

(1)	See Item 4. The securities are the Issuer’s shares of Class B common stock, which will automatically convert into the Issuer’s shares of Class A common stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-260090) that are directly held by OmniLit Sponsor LLC (the “Sponsor”). Al Kapoor is the managing member of Sponsor. Consequently, he may be deemed the beneficial owner of the shares held by the Sponsor and share voting and dispositive control over such securities.

(2)	Excludes 6,201,750 shares which may be purchased by exercising warrants that are not presently exercisable.

(3)	Based on 14,375,000 shares of Class A common stock and 4,791,667 shares of Class B common stock outstanding as of December 17, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on December 17, 2021.

CUSIP 68218C 108	13G

Item 1.

(a)	Name of Issuer:

OmniLit Acquisition Corp.

(b)	Address of Issuer’s Principal Executive Offices:

1111 Lincoln Road, Suite 500

Miami Beach, FL 33139

Item 2.

(a)	Name of Person Filing:

OmniLit Sponsor LLC and Al Kapoor (collectively, the “Reporting Persons”)

(b)	Address of Principal Business Office or if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

1111 Lincoln Road, Suite 500
Miami Beach, FL 33139

(c)	Citizenship:

OmniLit Sponsor LLC is a limited liability company formed in Delaware. Al Kapoor is a citizen of the United States of America.

(d)	Title of Class of Securities:

Class A Common Stock, $0.0001 par value per share.

* Class A common stock is the class of common stock of the Issuer registered pursuant to the Securities Exchange Act of 1934, as amended. The Reporting Persons own shares of Class B common stock, $0.0001 par value per share. The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of the Issuer’s initial business combination (the “Business Combination”) on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations, and the like, and subject to further adjustment as described herein. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Issuer’s initial public offering (the “IPO”) and related to the closing of the Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 25% of the sum of the total number of all shares of common stock outstanding upon completion of the IPO plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination and any private placement-equivalent warrants issued to OmniLit Sponsor LLC or its affiliates upon conversion of loans made to the Issuer).

(e)	CUSIP Number:

68218C 108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

CUSIP 68218C 108	13G

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership.

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2021, the Reporting Persons may be deemed to beneficially own 4,791,667 shares of the Issuer’s Class B Common Stock, representing 25% of the total Class A and Class B Common Stock issued and outstanding. The Class B Common Stock is automatically convertible into the Issuer’s Class A Common Stock at the time of the Issuer’s Business Combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333- 260090). The percentage of Class B Common Stock held by the Reporting Persons is based on 14,375,000 shares of Class A common stock and 4,791,667 shares of Class B common stock outstanding as of December 17, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on December 17, 2021.

OmniLit Sponsor LLC (the “Sponsor”) is the record holder of the shares reported herein. Mr. Kapoor is the managing members of the Sponsor. As such, he may be deemed to have or share voting and dispositive power of the Class B Common Stock held directly by the Sponsor. Mr. Kapoor disclaims any beneficial ownership of the Class B Common Stock other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

In addition to the securities reported on the cover pages hereto, Sponsor also directly owns private placement warrants to purchase 6,201,750 shares of Class A Common Stock. The warrants become exercisable beginning 30 days after the completion of the Issuer’s initial Business Combination and expires five years after the completion of the Issuer’s initial Business Combination or earlier upon redemption or liquidation.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported on By the Parent Holding Company or Control Person: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP 68218C 108	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 20, 2022

OMNILIT SPONSOR, LLC

By:	/s/ Al Kapoor
Name:	Al Kapoor
Title:	Managing Member

/s/ Al Kapoor
Al Kapoor

CUSIP 68218C 108	13G

Exhibit Index

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, dated as of February 15, 2022, by and among OmniLit Sponsor LLC and Al Kapoor

CUSIP 68218C 108	13G

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A common stock, $0.0001 par value, of OmniLit Acquisition Corp., a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of February 15 , 2022.

OMNILIT SPONSOR, LLC

By:	/s/ Al Kapoor
Name:	Al Kapoor
Title:	Managing Member

/s/ Al Kapoor
Al Kapoor

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